UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-10083

COLES GROUP LIMITED

(Exact name of registrant as specified in its charter)

800 TOORAK ROAD, TOORONGA, VICTORIA 3146 AUSTRALIA

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class of securities covered by this Form: Ordinary Shares

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) X Rule 12h-6(d)□ (for equity securities) (for successor registrants)

Rule 12h-6(c) □ Rule 12h-6(i) □

(for debt securities) (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

  Coles Group Limited first became subject to reporting obligations under section 13(a) or section 15(d) of the Exchange Act in January 1988 as a result of the listing of American Depositary Shares (represented by American Depositary Receipts and referred to herein as the "ADRs") on the New York Stock Exchange.
  Coles Group Limited has filed all reports required under Exchange Act section 13(a) or section 15(d) for the 12 months preceding the filing of this form, and has filed at least one annual report under section 13(a).

Item 2. Recent United States Market Activity

There has been no recent United States market activity due to the termination of the ADR Program in February 2006.

Coles Group Limited (through its subsidiary Coles Group Finance (USA) Limited) last issued debt securities (under its registered US Medium Term Note Program) in the United States in September 1994. In August 2004 Coles Group Limited and Coles Group Finance (USA) Limited deregistered all debt securities by means of a post-effective amendment. At that time, all debt securities had either matured or been repurchased.

Item 3. Foreign Listing and Primary Trading Market

  The primary trading market for Coles Group Limited's ordinary shares is the Australian Securities Exchange in Australia.
  Coles Group Limited has been listed continuously on the Australian Securities Exchange from September 24, 1929 to the date of this Form 15F.
  As noted above, the ADR Program was terminated in February 2006. During the 12-month period from June 1, 2006 to May 31, 2007, Coles Group Limited ordinary shares traded solely on the Australian Securities Exchange.

Item 4. Comparative Trading Volume Data

  The recent 12-month period used for the purpose of satisfying Rule 12h-6(a)(4)(i) is June 1, 2006 to May 31, 2007.

B,C,D,E,F. As noted above, the ADR Program was terminated in February 2006. During the 12-month period from June 1, 2006 to May 31, 2007, Coles Group Limited ordinary shares traded solely on the Australian Securities Exchange.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

  Coles Group Limited issued a press release on June 8, 2007 disclosing its intent to terminate its duty to file reports under section 13(a) or section 15(d) of the Exchange Act.  Coles Group Limited furnished the press release to the SEC under cover of Form 6-K on that date.
  Coles Group Limited disseminated the press release in the United States via PR Newswire on June 8, 2007.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Coles Group Limited will publish the information required by Rule 12g3-2(b)(1)(iii) on the "Investor Information" pages of its website, www.colesgroup.com.au.

PART III

Item 10. Exhibits

Not applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

  The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
  Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-(a)(4)(ii) or Rule 12h-6(c); or
  It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Coles Group Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Coles Group Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

/s/ J.F. MacKenzie

(signature)

J.F. MacKenzie

Chief Financial Officer

Dated: June 13, 2007